Exhibit 99.1

UTStarcom Announces Plans for a Cash Tender Offer for up to US$30 Million of its Outstanding Ordinary Shares and Plans for a Reverse Share Split

BEIJING, November 19, 2012 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”), a leading provider of media operational support services and broadband equipment products and services, today announced two significant actions to enhance liquidity.

The Board of Directors has authorized the commencement of a cash tender offer for US$30 million of the Company’s outstanding ordinary shares at a purchase price of US$1.20 per share.  The Company intends to commence the tender offer by December 7, 2012.  The Board of Directors has also authorized the Company to obtain required shareholder and other approvals and prepare and file the necessary documents to effect, promptly following the closing of the tender offer, a 3-for-1 reverse split of its outstanding and authorized ordinary shares.  It is currently anticipated that these actions will be completed by the end of the first quarter of 2013.

William Wong, UTStarcom’s Chief Executive Officer, stated, “We believe that both of these actions will enhance shareholder value in the near- and also long-term.  We remain very confident in our ability to grow and diversify the business through our recently announced new strategic plan.   We are pleased that our strong balance sheet and financial position allows us to demonstrate confidence in our future prospects and enhance shareholder value via a tender offer and a reverse share split without impacting our ability to execute the plans for our strategic business transformation. In particular, the tender offer will afford liquidity to tendering shareholders and the reverse share split is expected to immediately result in an increased share price which we expect will make UTStarcom more appealing to a broader set of long-term investors and support improved liquidity and marketability.”

The tender offer will permit tendering shareholders to have their shares repurchased at a 52% premium over the closing price per share of US$0.79 on November 16, 2012, the last full trading day before the date of this announcement.  Shareholders who elect not to tender their shares in the offer will increase their relative percentage ownership in the Company following completion of the offer.  UTStarcom’s directors and executive officers have advised UTStarcom that they do not intend to tender their shares in the tender offer.

Following the completion of the tender offer, the Company will distribute to shareholders a proposal for the reverse share split.  The proposed 3-for-1 reverse share split is subject to the approval of UTStarcom’s shareholders.  The Company therefore will hold a special meeting of shareholders, at which time it will seek such approval.  Timing and the details of the special meeting will be communicated at a later date.  UTStarcom currently expects the reverse split to be completed by the end of the first quarter of 2013.

When the proposed reverse share split becomes effective, every three outstanding and authorized ordinary shares of UTStarcom as of the effective date will be automatically combined into one issued and outstanding ordinary share.  This will reduce the number of outstanding ordinary shares from approximately 118.7 million (assuming $30 million of shares are repurchased at $1.20 per share on the tender offer) to approximately 39.6 million.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on the NASDAQ since 2000. The Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s plans to commence a tender offer and reverse share split, the timing of the tender offer and reverse share split, the expectations regarding the benefits of the tender offer and reverse share split and the ability to grow and diversify the Company’s business through its strategic plan and the effect of the tender offer on such plans. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, the Company’s ability to obtain shareholder approval for the reverse share split, the Company’s ability to realize its anticipated results and benefits of the tender offer and reverse share split, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-F and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Additional Information and Where to Find It

This release does not constitute an offer to buy or the solicitation of an offer to sell ordinary shares of UTStarcom.  The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that UTStarcom intends to distribute to its shareholders and file with the Securities and Exchange Commission.  Shareholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer.  Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that UTStarcom intends to file with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com

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